EXHIBIT 8.1

LIST OF TEFRON LTD'S SUBSIDIARIES

COMPANY'S NAME	PLACE OF INCORPORATION
Hi-Tex Founded By Tefron Ltd.	Israel
Macro Clothing Ltd.	Israel
Tefron USA, Inc., wholly-owned by Tefron U.S. Holdings	Delaware
Tefron UK, Ltd., wholly-owned by Macro Clothing Ltd.	England
El-Masira Textile Co., wholly-owned by Tefron USA Inc.	Jordan
Tefron Holdings (98) Ltd.	Israel
Tefron U.S. Holdings Corp.	Delaware
Tefron Holding Netherlands B.V., wholly-owned by Tefron Ltd.	Netherlands
Tefron Macro H.K. Ltd., wholly-owned by Macro Clothing Ltd.	Hong Kong
Dong Guang Macro Clothing Limited, wholly-owned by Tefron Macro H.K. Ltd.	China